SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended           December 31, 1999
                          ---------------------------

                                       OR

[ ]  TRANSITION  REPORT  PURSUANT  TO  SECTION  15(D)  OF THE  SECURITIES
         EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                         Commission File Number 0-25233

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       Provident Savings Bank 401(k) Plan

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             Provident Bancorp, Inc.
                               400 Rella Boulevard
                           Montebello, New York 10901

                                 PROVIDENT BANK
                                  401 (k) PLAN

                              FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1999 AND 1998

                           PROVIDENT BANK 401 (k) PLAN
                     YEARS ENDED DECEMBER 31, 1999 AND 1998






                                    CONTENTS



                                                                                Page


Statements of Net Assets Available for Plan Benefits                             1

Statements of Changes in Net Assets Available for Plan Benefits                  2

Notes to Financial Statements                                                  3 - 6


                           PROVIDENT BANK 401(k) PLAN
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           DECEMBER 31, 1999 AND 1998








                                                                   1999                  1998
                                                             -----------------     ------------------

Assets
      Deposits with investment fund
      companies                                                   $ 5,595,505            $ 3,879,897

      Receivables:
            Employer contributions                                     12,268                 25,800
            Employee contributions                                          -                 27,700
            Participant loans                                          94,271                 70,758
      Cash                                                             32,456                 33,354
                                                             -----------------     ------------------

      Total assets                                                  5,734,500              4,037,509


Liabilities

      Distributions payable                                            39,611                      -
                                                             -----------------     ------------------

Net assets available for plan benefits                            $ 5,694,889            $ 4,037,509
                                                             =================     ==================

                           PROVIDENT BANK 401(k) PLAN
         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                     YEARS ENDED DECEMBER 31, 1999 AND 1998



                                                                        1999                 1998
                                                                  -----------------    -----------------
Additions:
        Investment income:
            Net appreciation in fair value of investments              $ 1,258,676            $ 171,756
            Interest on participant loans                                    6,905                5,188

        Contributions:
            Employer                                                       176,516              332,143
            Employee                                                       419,860              428,781
                                                                  -----------------    -----------------

                 Total additions                                         1,861,957              937,868
                                                                  -----------------    -----------------


Deductions:
        Distributions                                                      203,897              198,015
        Investment Fees                                                        680                5,883
                                                                  -----------------    -----------------

                 Total deductions                                          204,577              203,898
                                                                  -----------------    -----------------

                 Net increase                                            1,657,380              733,970


Net assets available for plan benefits:

        Beginning of period                                              4,037,509            3,303,539
                                                                  -----------------    -----------------

        End of period                                                  $ 5,694,889          $ 4,037,509
                                                                  =================    =================



                           PROVIDENT BANK 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1999 AND 1998


1.  SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Provident Bank, 401(k) Plan (the "Plan") are prepared on the accrual basis of accounting.

The investment income, capital gains and losses (realized and unrealized), and any expenses incurred in conjunction with the investments are reflected in the statement of changes in net assets available for Plan benefits as net appreciation in the fair value of investments.

2.  DESCRIPTION OF THE PLAN

The following description of the Provident Bank, 401 (k) Plan has been extracted from the Plan agreement and provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan, which was established by Provident Bank, ("Employer") on August 1, 1991, is a defined contribution plan, which covers all eligible employees who have elected to participate. All employees are eligible to participate in the Plan after completion of six months of service. The Employer shall give each prospective eligible employee written notice of eligibility to participate in the Plan prior to the close of the Plan year in which the employee first becomes eligible.

For each Plan year, the employer shall contribute to the Plan:

          (a) The amount of the total salary reduction of all Participants made pursuant to Section 4.1 (a), which amount shall be deemed an Employee's elective contribution.

          (b) On behalf of each participant who is eligible to share in matching contributions for the Plan year, the Bank may make a discretionary matching contribution to the Plan on behalf of each participant. The amount of matching contribution will be a percentage of the pre-tax contributions to the Plan, up to a maximum of 3%, of the compensation the participant elects to defer for the Plan year. The matching contribution percentage is determined by the Bank, in its sole discretion. The Bank may modify this percentage as it deems necessary.

                           PROVIDENT BANK 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1999 AND 1998


2.   DESCRIPTION OF THE PLAN (Cont'd)
-------------------------------------


          (c) Each participant may elect to defer from 2% to 10% of his/her compensation which would have been received in the Plan year, but not for deferral election. A deferral election (or modification in an earlier election) may not be made with respect to compensation which is currently available on or before the date the participant executed such election or, if later, the latest of the date the Employer adopts this cash or deferred arrangement, or the date such arrangement first became effective.

The amount by which compensation is reduced shall be that participant's deferred compensation, to be treated as an employee contribution and allocated to that participant's elective account.

For  year  ending  December  31,  1999,  the  discretionary   matching  employer
contribution was 3%.

The total deferral in any taxable year may not exceed a dollar limit, which is set by law. The limit was $10,000 in 1999 and 1998.

A participant has, at all times, a vested and nonforfeitable right to the entire balance in his/her elective account, and will have a 100% vested interest in the Employer's matching contributions following the completion of four full years of service with the Employer, upon attainment of age 65, or upon death or permanent and total disability.

Participants who have completed less than four years are entitled to a percentage of the Employer's contributions on the basis of full years of service in accordance with the following schedule:


                           Years of                             Vested
                           Services                           Percentage
                         ------------                      ----------------
                         Less than 2                               0%

                       2 but less than 3                          50%
                       3 but less than 4                          75%
                          4 or more                              100%


                           PROVIDENT BANK 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1999 AND 1998


2.   DESCRIPTION OF THE PLAN (Cont'd)
-------------------------------------


Each participant shall direct the trustee as to the investment of the entire interest in his/her aggregate account. The administrator shall provide pooled and/or mutual funds for such investments and establish procedures to be applied in a uniform nondiscriminatory manner for participants to direct the trustee in writing to invest their aggregate account. The aggregate account of each participant so directed will be considered a directed investment account.

A separate directed investment account shall be established for each participant. The directed investment account shall be charged or credited as appropriate with the net earnings, gains, losses and expenses, as well as any appreciation or reduction in fair value during each Plan year attributable to such account.

In determining the fair value of securities held in the trust fund, which are listed on a registered stock exchange, the administrator shall direct the trustee to value the same at the prices they were last traded on such exchange preceding the close of business on the "valuation date." If such securities were not traded on the "valuation date," or if the exchange on which they are traded was not open for business on the "valuation date," then the securities shall be valued at the prices at which they were last traded prior to the "valuation date." Any unlisted security held in the trust fund shall be valued at its bid price next preceding the close of business on the "valuation date," which bid shall be obtained from a registered broker or an investment banker. In determining the fair value of assets other than securities for which trading or bid prices can be obtained, the trustee may appraise such assets itself, or at its discretion, employ one or more appraisers for that purpose and rely on the values established by such appraiser or appraisers.

Normal retirement date - the first day of the month coinciding with or the next following the participant's normal retirement age (65th birthday). A participant shall become fully vested in his/her account upon attaining his/her normal retirement age.

Early retirement date - this Plan does not provide for a retirement date prior to normal retirement date.

Upon termination of service, at the election of the terminated employee, the administrator will direct the trustee to distribute the vested benefit due. If the vested benefit exceeds $5,000, the participant must submit a written consent before any distribution is made. There is no need for consent for distributions amounting to $5,000 or less.

                           PROVIDENT BANK 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1999 AND 1998




3.   TRANSACTIONS WITH RELATED PARTIES

The Plan has a non-interest bearing checking account with the Employer. Accounting fees and other administrative services are paid for by the Employer.


4.   DEPOSITS WITH INVESTMENT COMPANIES

As of December 31, 1999, the plan's deposits represent investments in various mutual funds held in an account with USI Consulting Group, formerly known as Benefit concepts, Inc., the plan's investment advisor. As of December 31, 1998, deposits included various mutual funds, maintained by Benefit Concepts, Inc.

Contributions for participants are maintained in individual accounts. The accounts are credited for actual earnings on investments and charged for Plan withdrawals. The accounts are also adjusted for any change in fair value in the investments.


5.  INCOME TAX STATUS

The  Internal  Revenue  Service has  determined  that the Plan  qualifies  under
Section 401 (a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax laws.


6.   TERMINATION

The Employer has the right to terminate the Plan at any time. Upon termination, all amounts credited to the participants' accounts become 100% vested. A complete discontinuance of contributions by the Employer will constitute a termination.

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                             PROVIDENT SAVINGS BANK 401(K) PLAN




Date:   June 23, 2000                        By:   /s/ Robert J. Sansky
                                                   -----------------------------
                                             Name: Robert J. Sansky
                                             Title:Executive Vice President and
                                                     Director of Human Resources